ATCO
GROUP

Corporate Office



10015370

Telephone: (403) 292-7970
Fax: (403) 292-7623
e-mail: karen.sharp@atco.com

March 4, 2010

Securities and Exchange Commission
Judiciary Plaza
450 - 5 Street NW
Washington, DC 20549

SUPPL

SEC
Mail Processing
Section

MAR 15 2010

Washington, DC
120

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed March 1, 2010 for symbol ACO.X
- Corporation's Form 1, filed March 1, 2010 for symbol ACO.Y
- Corporation's Form 1, filed March 1, 2010 for symbol ACO.PR.A

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Karen Sharp

Karen Sharp, Senior Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Encl.

3/16

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.X
Reporting Period:	02/01/2010 - 02/28/2010

Summary

Issued & Outstanding Opening Balance :	51,360,706	As at :	02/01/2010

	Effect on Issued & Outstanding Securities
Employee Stock Option Plan	6,000
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	51,366,706

Employee Stock Option Plan

Stock Options Outstanding Opening Balance:	**716,800**	As at :	02/01/2010

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
02/28/2010	N		6,000		

Filer's comment
TSX reserved = 2,350,800 TSX available = 1,640,000

Totals		0	6,000	0	0

Stock Options Outstanding Closing Balance:	**710,800**	As at :	02/28/2010

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	03/01/2010
Last Updated:	03/01/2010

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34745

Issuer : Atco Ltd.
Symbol : ACO.Y
Reporting Period: 02/01/2010 - 02/28/2010

Summary

Issued & Outstanding Opening Balance :	6,859,358	As at :	02/01/2010
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,859,358		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name: Frances van der Basch
Phone: 4032927564
Email: frances.vanderbasch@atco.com
Submission Date: 03/01/2010
Last Updated: 03/01/2010

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34745

Issuer : Atco Ltd.
Symbol : ACO.PR.A
Reporting Period: 02/01/2010 - 02/28/2010

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	02/01/2010
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name: Frances van der Basch
Phone: 4032927564
Email: frances.vanderbasch@atco.com
Submission Date: 03/01/2010
Last Updated: 03/01/2010